UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-8A/A

NOTIFICATION OF REGISTRATION FILED PURSUANT TO SECTION 8(a) OF THE INVESTMENT COMPANY ACT OF 1940

The undersigned investment company hereby notifies the Securities and Exchange Commission that it is amending and adopting as its own the Notification of Registration of Oppenheimer Rochester Minnesota Municipal Fund, a Massachusetts business trust, under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940 and in connection with such Notification of Registration submits the following information:

Oppenheimer Rochester Minnesota Municipal Fund

(Exact Name of Registrant as Specified in Charter)

6803 South Tucson Way, Centennial, Colorado 80112-3924

(Address of Principal Executive Offices) (Zip Code)

(303) 768-3200

(Registrant’s Telephone Number, including Area Code)

Arthur S. Gabinet, Esq.

OFI Global Asset Management, Inc.

Two World Financial Center, 225 Liberty Street, New York, New York 10281-1008

(Name and Address of Agent for Service)

Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of Form N-8A:

Yes    ☒*                No    ☐

* Oppenheimer Rochester Minnesota Municipal Fund filed an amendment to the registration statement of Oppenheimer Rochester Minnesota Municipal Fund, a Massachusetts business trust, under and pursuant to the provisions of section 8(b) of the Investment Company Act of 1940 on December 12, 2013, to be effective on December 13, 2013, concurrently with the filing of this Form N-8A/A, amending and adopting such registration statement as its own pursuant to Rule 414 under the Securities Act of 1933.

SIGNATURES

Pursuant to the requirements of the Investment Company Act of 1940, the Registrant has caused this amendment to the Notification of Registration to be duly signed on its behalf, in the City of New York, and State of New York, on the 12th day of December 2013.

OPPENHEIMER ROCHESTER MINNESOTA MUNICIPAL FUND
		By:	/s/ Lisa I. Bloomberg
		Name:	Lisa I. Bloomberg
		Title:	Assistant Secretary
Attest:	/s/ Taylor V. Edwards
Name:	Taylor V. Edwards
Title:	Assistant Secretary